Fact Sheet – Consolidated Financial data, Second Quarter, 2009-10

Profit and Loss Account summary for the Quarter ended

(As per Indian GAAP)

In Rs. crore, except per share data

Particulars	September 30,		Growth (%)	June 30, 2009	Growth % in Q2 10 over Q1 10
	2009	2008			
Income from software services, products and business process management	**5,585**	**5,418**	**3.1**	**5,472**	**2.1**
Software development and business process management expenses	2,963	2,891	2.5	2,915	1.6
GROSS PROFIT	**2,622**	**2,527**	**3.8**	**2,557**	2.5
Selling and marketing expenses	276	303	(8.9)	261	5.7
General and administration expenses	413	430	(4.0)	428	(3.5)
	689	**733**	**(6.0)**	**689**	–
OPERATING PROFIT BEFORE DEPRECIATION	**1,933**	**1,794**	**7.7**	**1,868**	**3.5**
Depreciation	232	177	31.1	222	4.5
OPERATING PROFIT BEFORE TAX AND INTEREST	**1,701**	**1,617**	**5.2**	**1,646**	**3.3**
Other income, net	236	66	257.6	269	(12.3)
Provision for investments	–	–	–	–	–
NET PROFIT BEFORE TAX	**1,937**	**1,683**	**15.1**	**1,915**	**1.1**
Provision for taxation	397	251	58.2	388	2.3
NET PROFIT AFTER TAX	**1,540**	**1,432**	**7.5**	**1,527**	**0.9**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)					
Basic	26.86	25.02	7.4	26.66	0.8
Diluted	26.83	24.97	7.4	26.63	0.8

Profit and Loss Account summary for the Half-year ended

Particulars	September 30, 2009	September 30, 2008	Growth (%)	Year ended March 31,2009
Income from software services, products and business process management	**11,057**	**10,272**	7.6	**21,693**
Software development and business process management expenses	5,878	5,645	4.1	11,765
GROSS PROFIT	**5,179**	**4,627**	11.9	**9,928**
Selling and marketing expenses	537	560	(4.1)	1,104
General and administration expenses	841	794	5.9	1,629
	1,378	**1,354**	**1.8**	**2,733**
OPERATING PROFIT BEFORE DEPRECIATION	**3,801**	**3,273**	**16.1**	**7,195**
Depreciation	454	346	31.2	761
OPERATING PROFIT BEFORE TAX AND INTEREST	**3,347**	**2,927**	**14.3**	**6,434**
Other income, net	505	183	176.0	473
NET PROFIT BEFORE TAX	**3,852**	**3,110**	**23.9**	**6,907**
Provision for taxation	785	376	108.8	919
NET PROFIT AFTER TAX	**3,067**	**2,734**	**12.2**	**5,988**
EARNINGS PER SHARE (Equity shares of par value Rs. 5/- each)				
Basic	53.52	47.78	12.0	104.60
Diluted	53.45	47.67	12.1	104.43

REVENUE BY GEOGRAPHICAL SEGMENT					
	Quarter ended			LTM	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
	%	%	%	%	%
North America	65.9	64.7	61.5	64.9	61.8
Europe	23.2	24.7	28.1	24.4	28.3
India	1.2	0.9	1.3	1.2	1.3
Rest of the world	9.7	9.7	9.1	9.5	8.6
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Fact Sheet – Consolidated Financial data, Second Quarter, 2009-10

Infosys®

REVENUE BY SERVICE OFFERING					
	Quarter ended			LTM	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
	%	%	%	%	%
Services					
Application Development and Maintenance	40.8	42.5	42.7	41.6	44.3
Application Development	*18.1*	*19.3*	*20.6*	*19.3*	*21.3*
Application Maintenance	*22.7*	*23.2*	*22.1*	*22.3*	*23.0*
Business Process Management	6.2	6.1	6.0	6.0	6.0
Consulting Services and Package Implementation	23.8	24.4	25.3	24.7	24.3
Infrastructure Management	7.8	6.6	5.9	7.0	5.2
Product Engineering Services	2.3	2.4	2.1	2.4	2.0
System Integration	4.4	3.8	3.5	4.0	3.1
Testing Services	6.2	6.2	7.0	6.3	7.2
Others	4.4	4.0	3.9	4.0	4.2
Total services	**95.9**	**96.0**	**96.4**	**96.0**	**96.3**
Products	4.1	4.0	3.6	4.0	3.7
Total revenues	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

REVENUE BY PROJECT TYPE*					
	Quarter ended			LTM	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
	%	%	%	%	%
Fixed Price	38.0	38.1	34.1	37.7	33.3
Time & Materials	62.0	61.9	65.9	62.3	66.7
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

* Excluding products

REVENUE BY INDUSTRY					
	Quarter ended			LTM	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
	%	%	%	%	%
Insurance, banking & financial	33.5	33.0	33.4	33.6	34.6
Insurance	*7.4*	*7.1*	*6.9*	*7.4*	*7.0*
Banking & financial services	*26.1*	*25.9*	*26.5*	*26.2*	*27.6*
Manufacturing	19.3	20.5	20.1	20.0	17.5
Retail	14.1	13.2	12.1	13.3	12.0
Telecom	16.2	16.9	19.0	16.6	20.6
Energy & Utilities	5.9	5.7	5.5	5.9	5.3
Transportation & logistics	2.3	2.3	2.3	2.3	2.5
Services	5.0	4.9	5.1	5.1	5.5
Others	3.7	3.5	2.5	3.2	2.0
Total	**100.0**	**100.0**	**100.0**	**100.0**	**100.0**

Fact Sheet – Consolidated Financial data, Second Quarter, 2009-10

Infosys®

CLIENT DATA				
	Quarter ended			Year ended
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Mar 31, 2009
Number of Clients				
Active	571	569	586	579
Added during the period	35	27	40	156
Accounting for > 5% of revenue	–	–	1	1
Number of million* dollar clients				
1 Million dollar +	330	330	325	327
5 Million dollar +	150	151	151	151
10 Million dollar +	96	104	94	101
20 Million dollar +	59	61	56	59
30 Million dollar +	41	45	34	39
40 Million dollar +	32	30	26	30
50 Million dollar +	21	19	20	20
60 Million dollar +	15	15	16	16
70 Million dollar +	11	12	12	12
80 Million dollar +	9	11	12	10
90 Million dollar +	6	6	8	7
100 Million dollar +	5	4	5	4
200 Million dollar +	1	1	1	1
300 Million dollar +	–	–	1	1
Client contribution to revenue				
Top client	4.6%	4.5%	7.6%	6.9%
Top 5 clients	16.5%	16.3%	18.6%	18.0%
Top 10 clients	26.2%	25.8%	28.0%	27.7%
Repeat business	98.0%	98.7%	99.8%	97.6%
Account receivables – LTM (in days)	56	56	60	62

"LTM" – Last Twelve Months
* LTM Revenues

EFFORT AND UTILIZATION					
	Quarter ended			LTM	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
	%	%	%	%	%
Effort					
Onsite	22.6	22.7	24.0	22.9	24.5
Offshore	77.4	77.3	76.0	77.1	75.5
Revenue					
Onsite	46.0	46.4	47.3	46.1	47.5
Offshore	54.0	53.6	52.7	53.9	52.5
Utilization					
Including trainees	67.3	67.0	69.4	67.6	69.4
Excluding trainees	73.2	70.9	73.7	73.2	74.3

Fact Sheet – Consolidated Financial data, Second Quarter, 2009-10

Infosys®

PERSON MONTHS DATA					
	Quarter ended			LTM	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Sep 30, 2009	Sep 30, 2008
Billed – Onsite	44,804	44,458	46,526	1,80,616	1,77,616
– Offshore	1,53,707	1,51,267	1,47,547	6,09,640	5,47,921
TOTAL	**1,98,511**	**1,95,725**	**1,94,073**	**7,90,256**	**7,25,537**
Non Billable	72,760	80,311	69,267	2,88,824	2,50,747
Trainee	23,785	16,085	16,445	89,831	69,713
Sales & Support	17,253	17,575	14,148	67,257	51,356
TOTAL	**3,12,309**	**3,09,696**	**2,93,933**	**12,36,168**	**10,97,353**

CONSOLIDATED IT SERVICE										
	Quarter ended						LTM			
	Sep 30, 2009	Sequential growth%	Jun 30, 2009	Sequential growth %	Sep 30, 2008	Sequential growth %	Sep 30, 2009	Sequential growth %	Sep 30, 2008	Sequential growth %
	Effort – (Person Months)									
Onsite	44,435	0.5	44,231	(2.1)	46,314	4.1	179,685	1.7	1,76,764	16.8
Offshore	1,08,953	3.0	1,05,730	(0.6)	1,04,355	7.6	428,910	9.9	3,90,362	23.7
Total	**1,53,388**	**2.3**	**1,49,961**	**(1.1)**	**1,50,669**	**6.5**	**608,595**	**7.3**	**5,67,126**	**21.4**
	Revenue – ($ million)									
Onsite	527.43	1.8	518.30	0.5	572.92	4.8	2,095.63	(3.7)	2,176.38	21.9
Offshore	508.21	3.6	490.35	(0.6)	528.40	7.7	2,012.53	2.0	1,973.63	29.2
Total	**1,035.64**	**2.7**	**1008.65**	**0.0**	**1101.32**	**6.3**	**4,108.16**	**(1.0)**	**4,150.01**	**25.3**

EMPLOYEE METRICS					
	Quarter ended			Year ended	
	Sep 30, 2009	Jun 30, 2009	Sep 30, 2008	Mar 31, 2009	Mar 31, 2008
Total Employees	1,05,453	1,03,905	1,00,306	1,04,850	91,187
S/W professionals	97,594	96,334	93,624	97,349	85,013
Billable	*87,798*	*88,061*	*83,412*	*86,306*	*79,494*
Banking Product Group	*2,800*	*2,664*	*2,093*	*2,349*	*2,053*
Trainees	*6,996*	*5,609*	*8,119*	*8,694*	*3,466*
Sales & Support	7,859	7,571	6,682	7,501	6,174
Gross Addition	6,069	3,538	10,117	28,231	33,177
Net Addition	1,548	(945)	5,927	13,663	18,946
Lateral Employees	1,064	390	1,736	5,796	8,523
Attrition % (LTM)*	10.9%	11.1%	12.8%	11.1%	13.4%

* Excluding subsidiaries

EMPLOYEE METRICS – SUBSIDIARIES					
	Quarter ended			Year ended	
Total Employees	**Sep 30, 2009**	**Jun 30, 2009**	**Sep 30, 2008**	**Mar 31, 2009**	**Mar 31, 2008**
Infosys BPO Limited – consolidated	16,033	16,670	17,327	17,080	16,295
Infosys Technologies (Australia) Pty. Limited – Consolidated	341	338	351	341	363
Infosys Technologies (China) Company Limited	1285	1,112	999	1,053	699
Infosys Consulting, Inc.	429	316	315	304	265
Infosys Technologies, S.De R.L. De C V., Mexico	283	241	161	221	75
Infosys Technologies(Sweden) AB	20	5	–	–	–

INFRASTRUCTURE (as on Sep 30, 2009)					
	Completed		Work in Progress		Land acquired during the Qtr (acres)
	Built-up Area (Sq. Ft.)	No. of Seats	Built-up Area (Sq. Ft.)	No. of Seats	
Bangalore	4,174,221	28,224	–	–	–
Bhubaneshwar	869,098	4,018	–	–	–
Chandigarh	1,226,033	5,924	–	–	–
Chennai	2,525,569	15,094	782,053	6,021	
Gurgaon	96,406	1,168	–	–	–
Hyderabad	1,873,209	9,682	271,842	2,446	–
Jaipur	338,000	4,337	63,484	–	148.13
Mangalore	692,225	4,682	135,000	–	0.80
Mauritius	28,000	400	–	–	–
Mysore (including ILI)*	8,166,951	5,000	723,781	3,000	0.18
Pune	4,460,790	24,314	112,036	–	–
Thiruvananthapuram	2,76,321	3,221	335,364	1,975	–
Total	**24,726,823**	**1,06,064**	**2,423,560**	**13,442**	

*Infosys Leadership Institute

RUPEE DOLLAR RATE (Rs)					
	Quarter ended			Year ended	
	Sep 30, 2009	**Jun 30, 2009**	**Sep 30, 2008**	**Mar 31, 2009**	**Mar 31, 2008**
Period closing rate	48.11	47.91	46.97	50.72	40.02
Period average rate	48.39	48.82	44.50	46.54	40.00

Fact Sheet – Consolidated Financial data, Second Quarter, 2009-10

Infosys®

PERFORMANCE AS AGAINST GUIDANCE – INDIAN GAAP			
For Quarter ending Sep 30, 2009		**Guidance provided on July 10, 2009**	**Actuals**
Indian GAAP	Revenue (Rs. Crore)	5,318 – 5,413	5,585
	EPS (Rs.)	23.67 – 24.09	26.86

PERFORMANCE AS AGAINST GUIDANCE – IFRS				
For Quarter ending Sep 30, 2009		**Guidance provided on July 10, 2009**	**Guidance restated for constant currency ***	**Actuals**
IFRS	Revenue (US $ Million)	1,110 – 1,130	1,112 – 1,132	1,154
	Basic EPADS (US $)	0.50 – 0.51		0.56

* Currency rates:

Currency	Rate assumed in guidance	Average rate for the quarter
GBP	1.66	1.64
EURO	1.41	1.43
AUD	0.81	0.83

SUBSIDIARIES PERFORMANCE (US $ Mn)				
	Quarter ended, Sep 30, 2009		Quarter ended, Sep 30, 2008	
	Revenue	Net Income	Revenue	Net Income
Infosys BPO Limited – consolidated	71.3	16.3	72.5	10.9
Infosys Technologies (Australia) Pty. Limited – Consolidated	35.7	2.4	30.8	2.1
Infosys Consulting, Inc.	22.5	1.3	17.7	(1.1)
Infosys Technologies (China) Company Limited	9.5	1.1	5.8	(1.8)
Infosys Technologies, S.De R.L. De C V., Mexico	3.3	–	1.9	(0.8)
Infosys Technologies (Sweden) AB	0.7	–	–	–
Infosys Tecnologia Do Brasil LTDA	–	(0.4)	–	–

Fact Sheet – Consolidated Financial data, Second Quarter, 2009-10

Infosys®

Unaudited Consolidated Statements of Profit (IFRS)

(Dollars in millions except share data)

	Three months ended Sep 30,		Year ended March 31, (Audited)	
	2009	2008	2009	2008
Revenues	**$1,154**	**$1,216**	**$4,663**	**$4,176**
Gross profit	492	525	1,964	1,723
Operating profit	**350**	**361**	**1,374**	**1,159**
Profit before income taxes	399	376	1,475	1,334
Net profit	**317**	**320**	**1,281**	**1,163**
Earnings per equity share				
Basic ($)	0.56	0.56	2.25	2.04
Diluted ($)	0.56	0.56	2.25	2.04

Reconciliation of accounts as per Indian GAAP and IFRS

(Dollars in millions)

	Three months ended		Year ended	
	Sep 30, 2009	Sep 30, 2008	March 31, 2009	March 31, 2008
Consolidated Net profit as per Indian GAAP	**318**	**321**	**1,284**	**1,166**
Share-based compensation (IFRS)	–	–	(1)	(3)
Amortization of intangible assets	(1)	(1)	(2)	–
Consolidated Net profit as per IFRS	**317**	**320**	**1,281**	**1,163**

Reasons for differences in net profit as per Indian GAAP and IFRS

Share based compensation (IFRS 2)

Under IFRS, the company recorded share based compensation expense using the fair value recognition provisions of IFRS 2.

Amortization of intangible assets

IFRS requires the purchase price in business combination transactions to be allocated to identifiable assets and liabilities, including intangibles assets. Intangible assets are amortized over the estimated useful life.

Infosys®

Constant Currency Reporting

Reported revenues	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10
Revenue ($ mn)	1,155	1,216	1,171	1,121	1,122	1,154
Sequential growth %	1.1	5.3	(3.7)	(4.3)	0.1	2.8
YoY growth %	24.4	19.0	8.0	(1.8)	(2.9)	(5.1)

Constant currency – Q-o-Q	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10
Revenue ($ mn)	1,152	1,236	1,228	1,134	1,100	1,136
Sequential growth (%)	0.8	7.1	1.0	(3.2)	(1.9)	1.2

Constant currency – YoY	Q1 09	Q2 09	Q3 09	Q4 09	Q1 10	Q2 10
Revenue ($ mn)	1,135	1,221	1,242	1,209	1,186	1,177
YoY growth (%)	22.2	19.3	14.6	5.9	2.6	(3.2)

Notes:

Basis of computation

1. Rates are as per the noon buying rate of Federal Reserve New York till March 2008 and as per FEDAI rates beginning April 1, 2008

2. Average rates for major global currencies:

Average rate of USD	Q1 09	Q2 09	Q3 09	Q4 09	FY 09	Q1 10	Q2 10
AUD	0.95	0.87	0.67	0.66	0.78	0.76	0.83
EURO	1.56	1.49	1.32	1.29	1.41	1.36	1.43
GBP	1.98	1.87	1.54	1.43	1.69	1.55	1.64

3. Proportion of revenues from major global currencies:

Revenues by currency (%)	Q1 09	Q2 09	Q3 09	Q4 09	FY 09	Q1 10	Q2 10
AUD	4.9	4.4	4.2	4.8	4.6	5.1	5.9
EURO	7.0	7.2	6.7	7.7	7.1	7.8	7.3
GBP	16.5	13.3	11.0	9.8	12.7	10.0	9.7

Q2 2010

Geographical Segment – Growth

North America grew by 4.8%sequentially; and 4.6% in constant currency.

Europe declined by 3.4% sequentially; and declined by 7.0% in constant currency.

Rest of the world grew by 1.8% sequentially; declined by 4.0% in constant currency.

Industry Segment – Growth

BFSI grew 4.6% sequentially; and 3.3% in constant currency.

Manufacturing declined by 3.0% sequentially; declined by 3.9% in constant currency.

Retail grew by 9.7% sequentially; and 8.5% in constant currency.

Telecom declined by 1.5% sequentially; declined by 5.4% in constant currency.

Others grew by 5.4% sequentially; and 4.3% in constant currency.

Q1 2010

Geographical Segment – Growth

North America grew by 0.2% sequentially; flat in constant currency.

Europe grew by 1.5% sequentially; and declined by 3.4% in constant currency.

Rest of the world grew by 2.7% sequentially; declined by 4.6% in constant currency.

Industry Segment – Growth

BFSI was flat sequentially; declined by 1.5% in constant currency.

Manufacturing declined by 1.3% sequentially; declined by 2.2% in constant currency.

Retail declined by 1.8% sequentially; declined by 3.1% in constant currency.

Telecom grew by 0.8% sequentially; declined by 4.6% in constant currency.

Others grew by 2.9% sequentially; and by 1.7% in constant currency.